                                  FORM 12b-25

                                 UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549    SEC FILE NUMBER 0-24622
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                         NOTIFICATION OF LATE FILING  CUSIP NUMBER  730905 10 6
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(Check One):[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB [ ]Form N-SAR

          For Period Ended: June 30, 1996
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          [   ] Transition Report on Form 10-K
          [   ] Transition Report on Form 20-F
          [   ] Transition Report on Form 11-K
          [   ] Transition Report on Form 10-Q
          [   ] Transition Report on Form N-SAR
          For the Transition Period Ended:
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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Polish Telephones and Microwave Corporation
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Full Name of Registrant


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Former Name if Applicable

433 East Las Colinas Boulevard, Suite 815
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Address of Principal Executive Office (Street and Number)

Irving, TX 75039
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10AK, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

During the second quarter of 1996, the Company acquired a company (Telereunion, Inc.) As a result, additional pro forma disclosure is required which could not be accurately compilied by the prescribed due date.

                                                (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (11-91)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Gary Panno                              (214)        831-8722
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                 (Name)                      (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                [ ]Yes [X]No
        10-KSB for 1995
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X]Yes [ ]No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Due primarily to the acquisition of Telereunion, it is anticipated that the net loss for the six months ended June 30 will increase $329,560 from a net loss of $234,935 in 1995 to $564,495 in 1996. The anticipated loss for the three months ended June 30, 1995 and 1996 is $84,781 and $107,722, respectively, an increase of $22,941.


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                Polish Telephones and Microwave Corporation
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   8/14/96              By   /s/ Gary Panno
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.